福建省康宁医药研究所

Fujian Kangning Medical Research Institute

Clinical and Experimental Observation

Of

The Smokers Tablet

The scientific research staff and the clinic physicians in our institute gave clinical treatment and experimental observation to 170 smokers by applying "Smokers Tablet" from February 1996 to September 1998 and the result showed that the smokers experienced significant improvement in their earlier symptoms of coughing, phlegm, asthma, and breathing irregularities.

The elimination of phlegm was most distinctive as the effect of the tablet showed a 95% improvement.

In animal tests, guinea pigs were given doses of 100 times the normal dose, and there were no deaths. A death rate of 50% is acceptable. This indicates clearly that the Smokers Tablet is very safe.

Fujian Kangning Medical Research Institute

October 6, 1998

福建省康宁医药研究所